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                                                                 EXHIBIT (a)(13)

[PRIMARK CORPORATION LOGO]

                                                                NEWS
                                                                RELEASE


CONTACT:  JIM FLANAGAN, PRIMARK
          (781) 487-2131

           PRIMARK COMMENCES 4 MILLION SHARE DUTCH AUCTION REPURCHASE

WALTHAM, MA, May 20, 1998 - Primark Corporation (NYSE/PSE: PMK) today commenced its previously announced "Dutch Auction" self-tender offer to purchase up to
4.0 million shares of its common stock at a price to be determined by Primark between $34 and $ 41.50 per share. The tender offer is subject to terms and conditions set forth in the Offer to Purchase, dated May 20, 1998, and the related Letter of Transmittal, which constitute the offer.

The offer is not conditioned upon any minimum number of shares being tendered. The offer, proration and withdrawal rights will expire at 12:00 midnight, New York City Time, on Wednesday June 17, 1998, unless the offer is extended.

Neither Primark nor its board of directors makes and recommendation to any shareholder as to whether to tender or refrain from tendering shares pursuant to the offer. The company has been advised that none of its executive officers or directors intends to tender any shares pursuant to the offer.

Primark Corporation (www.primark.com), headquartered in Waltham, Massachusetts, is a $400 million global information services company that collects, integrates and delivers financial, economic and market research information. Primark, with customers in 61 countries and 80 offices in 21 countries, serves financial, corporate and government decision-makers worldwide.